Exhibit 99.1

March 08, 2024	324-8th Avenue SW, 8th floor
Calgary AB, T2P 2Z2
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

New York Stock Exchange

Subject: GREENFIRE RESOURCES LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 02, 2024
Record Date for Voting (if applicable) :	April 02, 2024
Beneficial Ownership Determination Date :	April 02, 2024
Meeting Date :	May 15, 2024
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	39525U107	CA39525U1075

Sincerely,

Computershare

Agent for GREENFIRE RESOURCES LTD.